Tidal Trust I 485BPOS

Exhibit 99(i)(xxxviii)

August 15, 2025

Tidal Trust I

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

Ladies and Gentlemen:

We consent to the incorporation by reference in this Registration Statement of our opinion dated August 15, 2022 regarding the sale of an unlimited number of shares of beneficial interest of the Aztlan Global Stock Selection DM SMID ETF, a series of Tidal ETF Trust (the “Trust”) and our opinion dated November 31, 2023 regarding the sale of an unlimited number of shares of beneficial interest of the Aztlan North America Nearshoring Stock Selection ETF, a series of the Trust. In giving this consent, however, we do not admit that we are experts within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

GODFREY & KAHN, S.C.